Exhibit 12

THE PROGRESSIVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(millions)

(unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Income before income taxes	$903.1	$1,565.2	$1,556.9	$(222.3)	$1,693.0	$2,433.2

Fixed Charges:
Interest and amortization on indebtedness	63.3	134.6	141.5	141.7	111.0	79.7
Portion of rents representative of the interest factor	4.0	9.2	9.9	15.3	23.8	22.9

Total Fixed Charges	67.3	143.8	151.4	157.0	134.8	102.6

Interest capitalized, net of amortized interest	(.3)	(1.0)	(2.2)	(4.5)	(1.8)	(1.6)

Total income available for fixed charges	$970.1	$1,708.0	$1,706.1	$(69.8)	$1,826.0	$2,534.2

Ratio of earnings to fixed charges	14.4	11.9	11.3	(a)	13.5	24.7

(a)	Earnings were inadequate to cover total fixed charges by $226.8 million for the year ended December 31, 2008.